Rule 4.7B

Appendix 4C

Quarterly report
For entities admitted
On the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Mission New Energy Limited

ABN	Quarter ended ("current quarter")
63 117 065 719	31 December 2012

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		367	797
1.2	Payments for	(a) staff costs	(508)	(1,002)
		(b)advertising and marketing	-	-
		(c)research and development	-	-
		(d) leased assets	(48)	(54)
		(e) other working capital	(577)	(892)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		(1)	2
1.5	Interest and other costs of finance paid		(76)	(668)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(843)	(1,817)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(843)**	**(1,817)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		-
	(b) equity investments		-
	(c) intellectual property		-
	(d) physical non-current assets		-
	(e) other non-current assets	(10)	(14)
1.10	Proceeds from disposal of:		-
	(a) businesses (item 5)		-
	(b) equity investments		-
	(c) intellectual property		-
	(d) physical non-current assets	469	652
	(e) other non-current assets		-
1.11	Loans to other entities		-
1.12	Loans repaid by other entities		-
1.13	Other (Release of investments in mutual funds and deposits placed as security for performance bonds)	71	538
	Net investing cash flows	530	1,176
1.14	**Total operating and investing cash flows**	**(313)**	**(641)**
	Cash flows related to financing activities		
1.15	Proceeds/(Costs) related to issues of shares	95	95
1.16	Proceeds from sale of forfeited shares		-
1.17	Proceeds from borrowings		-
1.18	Repayment of borrowings	(96)	(278)
1.19	Dividends paid		-
1.20	Other (provide details if material)		-
	Net financing cash flows	(1)	(183)
	Net increase (decrease) in cash held	**(314)**	**(824)**
1.21	Cash at beginning of quarter/year to date	1,024	1,456
1.22	Exchange rate adjustments to item 1.20	(20)	58
1.23	**Cash at end of quarter**	**690**	**690**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

	Current quarter $A'000
Wages	181
Consulting fee	-

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	1,477	1,477
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	690	988
4.2	Deposits at call	0	36
4.3	Bank overdraft	-	-
4.4	Other (Short-term deposit and security deposits)	-	-
	Total: cash at end of quarter (item 1.23)	690	1,024

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net asset's		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here: .... Date: ...30 January 2013.........
(~~Director~~/Company secretary)

+ See chapter 19 for defined terms.

Print name: Guy Burnett...

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* applies to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to Operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.